CADBURY SCHWEPPES PLC

Voting Rights and Capital

In conformity with the Transparency Directive’s transitional provision 6 we would like to notify the market of the following:

Cadbury Schweppes plc’s capital consists of 2,108,338,369 ordinary shares with voting rights. Cadbury Schweppes plc holds no ordinary shares in Treasury.

Therefore, the total number of voting rights in Cadbury Schweppes plc is 2,108,338,369.

The above figure (2,108,338,369) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Cadbury Schweppes plc under the FSA’s Disclosure and Transparency Rules.

J M Mills
Director of Group Secretariat

3 December 2007